Onconetix, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

VIA EDGAR

February 10, 2025

U.S. Securities and Exchange Commission

Office of Life Sciences

Washington, D.C. 20549

Attn: Jessica Dickerson

Re:	Onconetix, Inc.
Registration Statement on Form S-1
Filed January 27, 2025
File No. 333-284507

Ladies and Gentleman,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconetix, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Tuesday, February 11, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Karina Fedasz
By: Karina Fedasz
Title: Interim Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP